                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                           NEWGEN RESULTS CORPORATION
                           --------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)




                                   651359 10 1
                                   -----------
                                 (CUSIP Number)





                                    12/31/99
                                    --------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 4 pages
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------------------------------------         -----------------------------------
CUSIP NO.  651359 10 1                13G               PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           BERNARD C. SIMKIN
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
                                  5     SOLE VOTING POWER

          NUMBER OF                     807,130 (1)
           SHARES                 ----------------------------------------------
        BENEFICIALLY              6     SHARED VOTING POWER
          OWNED BY                      0
       EACH REPORTING             ----------------------------------------------
        PERSON WITH               7     SOLE DISPOSITIVE POWER

                                        807,130 (1)
                                  ----------------------------------------------
                                  8     SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           807,130
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                       |-|
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.04%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------
(1) INCLUDES 7,576 SHARES ISSUABLE TO REPORTING PERSON UPON EXERCISE OF WARRANTS TO PURCHASE COMMON STOCK AND 1,500 SHARES ISSUABLE TO REPORTING PERSON UPON EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK WITHIN 60 DAYS OF DECEMBER 31, 1999.


                                Page 2 of 4 pages
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ITEM 1(a).        Name of Issuer:

                  NEWGEN RESULTS CORPORATION, A DELAWARE CORPORATION

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  12680 HIGH BLUFF DRIVE, STE. 300

                  SAN DIEGO, CA  92130

ITEM 2(a).        Name of Person Filing:

                  BERNARD C. SIMKIN

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:

                  12526 HIGH BLUFF DRIVE, STE. 210

                  SAN DIEGO, CA  92130

ITEM 2(c).        Citizenship:

                  UNITED STATES

ITEM 2(d).        Title of Class of Securities:

                  COMMON STOCK

ITEM 2(e).        CUSIP Number:

                  651359 10 1

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP.

           (a)    Amount Beneficially Owned:

                  807,130 SHARES, INCLUDING 7,576 SHARES ISSUABLE TO REPORTING PERSON UPON EXERCISE OF WARRANTS TO PURCHASE COMMON STOCK AND 1,500 SHARES ISSUABLE TO REPORTING PERSON UPON EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK WITHIN 60 DAYS OF DECEMBER 31, 1999.

           (b)    Percent of Class:  8.04%

           (c)    Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:   807,130
                  (ii)  shared power to vote or to direct the vote:  0
                  (iii) sole power to dispose or to direct the disposition of:
                        807,130
                  (iv)  shared power to dispose or to direct the disposition of:
                        0


                                Page 3 of 4 pages
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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 2000
                                                  ------------------------------
                                                  Date

                                                  /s/ BERNARD C. SIMKIN
                                                  ------------------------------
                                                  Signature


                                                  Bernard C. Simkin
                                                  ------------------------------
                                                  Printed Name




                               Page 4 of 4 pages